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                              October 23, 2023

       Swee Guan Hoo
       Chief Executive Officer
       Energem Corp.
       Level 3, Tower 11, Avenue 5, No. 8
       Jalan Kerinchi, Bangsar South
       Wilayah Persekutuan Kuala Lumpur, Malaysia

                                                        Re: Energem Corp.
                                                            Amendment No. 9 to
Registration Statement on Form S-4
                                                            Filed October 10,
202
                                                            File No. 333-268716

       Dear Swee Guan Hoo:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2023 letter.

       Amendment No. 9 to Form S-4

       Risk Factors, page 42

   1. We note your response to prior comment 7 and reissue our comment. Please revise to disclose that the PIPE
may be terminated before the business combination is completed and to discuss the
related risks. In this regard, we note that the amended PIPE term sheet has a termination date
of December 31, 2023, and that the SEPA has already been
                                                        terminated, while your
business combination deadline is disclosed as February 18, 2024.
       Risk Factors
       "Your ownership percentage in the Combined Entity...", page 43

   2. The no redemption scenario presented in the table on page 43 does not appear to total correctly. Please
revise.
 Swee Guan Hoo
FirstName LastNameSwee Guan Hoo
Energem Corp.
Comapany
October 23,NameEnergem
            2023       Corp.
October
Page 2 23, 2023 Page 2
FirstName LastName



Proposal No. 2 - The Business Combination Proposal
Pro Forma Capitalization, page 78

3. We note the footnote numbers presented in the first table on page 78 do not appear to have any corresponding footnotes. Please revise. We also note the table appears to exclude shares underlying public and private placement warrants as well as shares issuable under the Equity incentive plan. Please explain the purpose of the table and why you believe presenting the table provides meaningful information to investors. Index to Financial Statements, page F-1

4.       Please change the header to Energem   s interim financial statements
from    Unaudited
         Financial Statements for the Nine Months Ended June 30, 2023 and December 31, 2022
         to    Unaudited Financial Statements for the Six Months Ended June 30,
2023 and June 30,
         2022.

Exhibits

5. We note your response to prior comment 11. It appears that the Second Amended and
         Restated Articles of Association was inadvertently removed from the index. Please advise or revise.
General

6. We note your response to prior comment 1 including your assertion that November 18,
         2023,    as opposed to    February 18, 2024,    was a    typo    in
the preliminary proxy
         statement filed on July 14, 2023. This    typo    was repeated in the
definitive proxy
         statement filed on July 24, 2023. We also note that the proposals contained on the proxy card provided in your response are significantly different than the proposals contained on the proxy card included in the definitive proxy statement, notwithstanding the requirement in Exchange Act Rule 14a-6(b) that the registrant file with the Commission the form of proxy that is to be sent to security holders. We also note that the definitive proxy statement includes numerous references to November 18, 2023 as the extension date and does not include any reference to February 18, 2024 as the extension date. Collectively, these deficiencies raise doubt as to whether the twenty-two instances
of    November 18,
         2023    were actual typos as opposed to only nine references to    six
(6) one-month
         extensions    and create uncertainty as to what length of extension
shareholders approved.
         In light of this uncertainty, the requirements of Exchange Act Rule 14a-6(b) and Rule 14a-
         9, and potential liabilities resulting from the registrant acting in contravention of such requirements, please revise the proxy statement/prospectus to include a discussion of any risks related to such uncertainty and potential liabilities so that shareholders will have sufficient information to make a fully informed voting decision with respect to each of the
 Swee Guan Hoo
Energem Corp.
October 23, 2023
Page 3
      proposals.
       Please contact SiSi Cheng at 202-551-5004 or Melissa Gilmore at 202-551-3777 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                         Sincerely,
FirstName LastNameSwee Guan Hoo
                                                         Division of
Corporation Finance
Comapany NameEnergem Corp.
                                                         Office of
Manufacturing
October 23, 2023 Page 3
cc:       Debbie Klis
FirstName LastName